On July 23, 2013, the Board of Trustees (including Independent Trustees) of the Valued Advisers Trust (the Registrant) determined not to retain Sanville, LLP (“Sanville”) and approved a change of the independent registered public accountant to Cohen Fund Audit Services, Ltd. (“Cohen”). Cohen has confirmed to the Board of Trustees that they are the independent registered public accountant of the Fund. For the fiscal years 2010, 2011 and 2012, relating to the Dana Large Cap Equity Fund, Sanville served as the Fund’s independent registered public accountant with respect to the Fund. During the Fund’s fiscal years ended 2010, 2011 and 2012, Sanville’s audit reports concerning the Fund contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, in connection with their audits for fiscal years 2010, 2011 and 2012, there were no disagreements between the Fund and Sanville on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of Sanville would have caused it to make reference to the disagreements in its report on the financial statements for such periods. In addition, there were no reportable events of the kind described in Item 304(a)(1)(v) (A) through (D) of Regulation S-K under the Securities Exchange Act of 1934, as amended. During the Fund’s fiscal years 2010, 2011 and 2012, neither the Registrant nor anyone on its behalf consulted Cohen concerning (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant’s financial statements or (ii) the subject of a disagreement (as defined in paragraph (a)(1)(v) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v)(A) through (D) of said Item 304.